Exhibit 99.2

Employee Note from Bob Apple

Dear Colleagues,

I have some very exciting and important news to share with you today.

Antares has entered into an agreement to be acquired by Halozyme Therapeutics, Inc (NASDAQ: HALO), for $5.60 per share in cash, which values Antares at approximately $1 billion. Halozyme is a San Diego-based biopharmaceutical company that uses innovative and disruptive solutions to improve patient experiences and outcomes for emerging and established therapies. Moments ago, we issued a joint press release announcing the transaction, which can be found on our investor relations website here.

I understand that this news may come as a surprise, so I’d like to provide more context on why we believe this combination with Halozyme is the right next step for Antares, and how it can lead to exciting new opportunities for our employees.

How This Came About and Why Halozyme is an Ideal Partner

Halozyme approached us about their interest in acquiring Antares. They were attracted to Antares because of our commercial success, our drug development expertise and our proprietary delivery technology. Halozyme believes that by combining our device capabilities and auto-injector technology with Halozyme’s proprietary ENHANZE® drug delivery technology, they will be able to potentially develop and commercialize new products for the benefit of patients.

For those who are not familiar with Halozyme, here are some key facts:

•	Headquartered in San Diego with 145 employees
•	Approximately $6 billion market capitalization
•	600,000 patient lives touched via five commercialized products across 100+ global markets
•	World class collaborations with AbbVie, Alexion, argenx, Baxalta, Bristol-Myers Squibb, Horizon Therapeutics, Janssen, Lilly, Pfizer, Roche and ViiV Healthcare
•	2022 revenue guidance of $530 to $560 million
•	Strong and expanding pipeline with 15 partner products in development, at least 5 products advancing to Phase 2/Phase 3 development and 4 new targets entering Phase 1 development

Our Board and management actively engaged with their team over a period of time, which ultimately led to this transaction. It was apparent from the very beginning that they share our passion for developing innovative therapies that positively affect patients’ lives, and they are eager to utilize our technology and expertise to accelerate this common goal. They value the success we have established with our proprietary portfolio as well as for our partners’ products, and with more substantial resources and financial strength, Halozyme will be able to invest in the business over the long term to drive continued growth and profitability.

It is very important for me to highlight that this acquisition is focused on growth and opportunities. Halozyme is eager to continue building upon the strong momentum we have generated at Antares, and they see tremendous potential ahead. Being part of a larger organization will provide new opportunities for these advancements, while allowing us to continue focusing on what we do best – developing innovative products that address patients’ needs in underserved therapeutic areas.

What Happens Next

Today’s news is just the first step in the process, and the transaction remains subject to regulatory approval and other customary closing conditions. The integration of our companies will follow the closing of the transaction, which is expected to occur in the first half of 2022. Until then, Antares remains a separate company and it is business as usual. As always, but especially during this time while the company has made public announcements about a transaction, please ensure your diligence in protecting the company from phishing attempts or other cyber-attacks.

We have experienced a great deal of success over the last several years, and our ability to successfully execute on our strategic initiatives has positioned us as an attractive partner to Halozyme. This transaction is a testament to the strong company you all have worked so hard to build, and we all should be extremely proud of what we have accomplished.

I look forward to sharing more with you about the transaction during a Town Hall meeting at 12pm ET today.

Sincerely,

Bob Apple

Notice to Investors and Security Holders

The tender offer referred to in this communication has not yet commenced. The description contained in this communication is neither an offer to purchase nor a solicitation of an offer to sell any securities, nor is it a substitute for the tender offer materials that Halozyme Therapeutics, Inc., a Delaware corporation (together with its subsidiaries, “Halozyme”) will file with the Securities and Exchange Commission (the “SEC”). The solicitation and offer to buy shares of common stock (the “Shares”) of Antares Pharma, Inc., a Delaware corporation (together with its subsidiaries, “Antares”) will only be made pursuant to an offer to purchase and related tender offer materials. At the time the tender offer is commenced, Halozyme will file a tender offer statement on Schedule TO and thereafter Antares will file a solicitation/recommendation statement on Schedule 14D-9 with the SEC with respect to the Offer. THE TENDER OFFER MATERIALS (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9 WILL CONTAIN IMPORTANT INFORMATION. ANY HOLDERS OF SHARES ARE URGED TO READ THESE DOCUMENTS CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION THAT HOLDERS SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING TENDERING THEIR SHARES. The offer to purchase, the related letter of transmittal and the solicitation/recommendation statement will be made available for free at the SEC’s website at www.sec.gov. Additional copies may be obtained for free by contacting Antares. Copies of the documents filed with the SEC by Antares will be available free of charge on Antares’ internet website at https://www.antarespharma.com/investors/sec-filings or by contacting Antares’ investor relations contact at +1 609-359-3016. Copies of the documents filed with the SEC by Halozyme can be obtained, when filed, free of charge by directing a request to the Information Agent for the tender offer which will be named in the tender offer materials.

In addition to the offer to purchase, the related letter of transmittal and certain other tender offer documents to be filed by Halozyme, as well as the solicitation/recommendation statement to be filed by Antares, Antares will also file annual, quarterly and current reports with the SEC. Antares’ filings with the SEC are available to the public from commercial document-retrieval services and at the website maintained by the SEC at www.sec.gov.

Forward Looking Statements

The information contained in this communication is as of April 12, 2022. Antares assumes no obligation to update forward-looking statements contained in this communication as the result of new information or future events or developments, except as may be required by law.

This communication contains forward-looking information related to Antares and the proposed acquisition of Antares that involves substantial risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements. Forward-looking statements in this communication include, among other things, statements about the potential benefits of the proposed acquisition; the parties’ ability to satisfy the conditions to the consummation of the tender offer and the other conditions to the consummation of the acquisition; statements about the expected timetable for completing the transaction; Antares’ plans, objectives, expectations and intentions, the financial condition, results of operations and business of Antares, Antares’ products and partnered products and the anticipated timing of closing of the proposed acquisition.

Risks and uncertainties include, among other things, risks related to the satisfaction or waiver of the conditions to closing the proposed acquisition (including the failure to obtain necessary regulatory approval) in the anticipated timeframe or at all; uncertainties as to how many of Antares’ stockholders will tender their shares of Antares common stock in the tender offer and the possibility that the acquisition does not close; the possibility that competing offers may be made; risks related to the timing (including possible delays) and receipt of clearance under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended; disruption from the transaction making it more difficult to maintain business and operational relationships; significant transaction costs; the uncertainty regarding the ongoing COVID-19 pandemic, including new strains of the virus, and the mitigation measures and other restrictions implemented in response to the same and the impact on demand for the Company’s products, new patients and prescriptions, future revenue, product supply, clinical trials, and the Company’s overall business; risks related to the commercial launch, market acceptance, payor coverage and future prescriptions and revenue for TLANDO™; actions by the FDA and other regulatory agencies with respect to the Company’s or its partners’ products or product candidates; uncertainties related to the timing and results of the Company’s or its partners’ research projects or clinical trials of product candidates in development; uncertainties as to the commercial success of the Company’s products or partner products and growth in product, development, licensing and royalty revenue and uncertainties as to the Company’s ability to obtain financial and other resources for its research, development, clinical, and commercial activities.

Further descriptions of risks and uncertainties relating to Antares can be found in Antares’ Registration Statement on Form S-1, as amended, Annual Report on Form 10-K for the year ended December 31, 2021, and subsequent Current Reports on Form 8-K, all of which are filed with the SEC and available at www.sec.gov and www.antarespharma.com/investors/sec-filing.

These forward-looking statements are based on numerous assumptions and assessments made by Antares in light of its experience and perception of historical trends, current conditions, business strategies, operating environment, future developments and other factors it believes are appropriate. By their nature, forward-looking statements involve known and unknown risks and uncertainties because they relate to events and depend on circumstances that will occur in the future. Although it is believed that the expectations reflected in the forward-looking statements in this communication are reasonable, no assurance can be given that such expectations will prove to have been correct and persons reading this communication are therefore cautioned not to place undue reliance on these forward-looking statements which speak only as at the date of this communication.